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                                                                                  Exhibit 12

                                         STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO COMBINED
                                                 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                                    (IN THOUSANDS, EXCESS RATIO AMOUNTS)

                                                                                                             NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
                                           ------------------------------------------------------------   ------------------------
                                             1991       1992         1993          1994         1995         1995         1996
                                             ----       ----         ----          ----         ----         ----         ----
Consolidated pretax income
  from continuing operations.......        $  (353)    $  3,259      $  8,074    $  12,101    $  10,093     $  8,840     $  8,097
Minority interest in earnings
  (loss) of consolidated
  affiliates.......................               -           -             -            -          131          138          190
Share of distributed income of less than
  50%-owned affiliates net of equity
  earnings.........................               -           -             -        (113)        8,669        1,795        3,733
Interest...........................           1,251         932           686          716        6,586        4,625        9,057
Net amortization of debt discount and
  issuance expense.................               _          70           183           26          463          312        1,187
Interest portion of rental expense.             474         519           678          903        1,575        1,150        1,493
                                           ---------  ----------  ------------  -----------  -----------  -----------  -----------
         Earnings                           $ 1,372     $ 4,780       $ 9,621     $ 13,633     $ 27,517     $ 16,860     $ 23,757
                                           =========  ==========  ============  ===========  ===========  ===========  ===========

Interest                                      1,251         932           686          716        6,586        4,625        9,057
Net amortization of debt discount and
   issuance expense................               -          70           183           26          463          312        1,187
Interest portion of rental expense.             474         519           678          903        1,575        1,150        1,493
Preferred stock dividends..........               -           -             -            -        2,008        1,481          321
                                           ---------  ----------  ------------  -----------  -----------  -----------  -----------

         Combined Fixed Charges
            and Preferred Stock
            Dividends                       $ 1,725     $ 1,521       $ 1,547     $  1,645     $ 10,632     $  7,568     $ 12,058
                                           =========  ==========  ============  ===========  ===========  ===========  ===========

         Ratio of Earnings to Combined
            Fixed Charges and
            Preferred Stock Dividends
                                             N/A           3.14          6.22         8.29         2.59         2.23         1.97
                                           =========  ==========  ============  ===========  ===========  ===========  ===========

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N/A - Earnings are inadequate to cover combined fixed charges and preferred dividends by approximately $353,000.